Exhibit 3.6

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

ACETO CORPORATION

Under Section 805 of the Business Corporation Law

                    The undersigned, being the president and the secretary of ACETO CORPORATION, do hereby certify and set forth:

                    (1)     The name of the corporation is ACETO CORPORATION. The name under which the corporation was formed is ACETO CHEMICAL CO. INC.

                    (2)     The date the Certificate of Incorporation was filed by the Department of State is the 13th day of June, 1947.

                    (3)     The Certificate of Incorporation is hereby amended by the addition of the following provision fixing the number, designation, relative rights, preferences and limitations of Third Series Preferred Stock as fixed by the Board pursuant to authority vested in it by the Certificate of Incorporation, to wit:

A. The number of shares in said series is 100,000 shares of preferred stock, per value $2.50 per share.

B. The said series is designated Third Series Preferred Stock.

C.     The holders of said Third Series Preferred Stock shall be entitled to receive cumulative dividends, as and when declared by the Board of Directors out of the annual net profit of the Corporation, at the rate of 10% per annum payable semi-annually on June 13th and December 15th of each year before any dividends shall be declared or paid upon or set apart for the common stock, or any other series of preferred stock.

D.     In any year after said Third Series Preferred, and the Second Series Preferred Stock and the First Series Preferred Stock which is issued and outstanding has received its stipulated dividends and any arrearages thereof - that may be due and unpaid, the directors may elect to make any further distributions of dividends to holders of the shares of common stock.

E.     In case of any liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, and after payment of all of the debts of the corporation, the assets shall be distributed among the holders of any series of preferred stock in accordance with the preferences and limitations of the series and the remainder among the holders of the common stock, share and share alike, subject to the limitation that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

F.     The holders of Third Series Preferred Stock shall have voting power and shall entitle such holders to cast a number of votes which is equal to the number of such holder’s shares, shall have the right to participate in any meeting of stockholders, shall be entitled to notice of any such meeting, and shall be considered stockholders for the purpose of any election, meeting, consent or waiver of notice, under the provisions of any law now in force or which may hereafter be enacted. If there shall be an increase in the common stock of the Corporation through stock split, stock distribution, stock dividend or the like, appropriate adjustment shall be made in the number of votes which the holders of Third Series Preferred Stock shall be entitled to cast.

G.     Any holder of Third Series Preferred Stock may at any time, subject as hereinafter set forth-with respect to the redemption of such stock, convert all or any of the shares of such stock held by such holder into the shares of common stock of the Corporation as hereinafter specified, by the surrender to the Corporation for cancellation of the certificate or certificates representing the preferred stock so to be converted, and upon such surrender shall be entitled to receive therefor one or more certificates for the number of shares of common stock which on said conversion, as hereinafter specified, the Corporation shall be required to issue. The basis for said conversion shall be at the rate of six and four tenths (6.4) shares of Third Series Preferred Stock for one (1) share of common stock, without any adjustments for current dividends. If there shall be any change in the stock of the Corporation through merger, consolidation, reorganization, stock split, stock distribution, stock dividend or other change in the corporate structure of the corporation, appropriate adjustment shall be made in the basis for conversion.

H.     The Corporation at its option may, pursuant to Sections 512 and 513 of the Business Corporation Law, redeem the whole or any part of the Third Series Preferred Stock outstanding at any time pro rata or by lot by paying therefor in cash $16.00 plus an amount equal to the difference between $16.00 and the market price of the number of shares of common stock into which such number of preferred shares would have been convertible pursuant to the provisions of paragraph (3)G hereof, together with any accumulated dividends due thereon on the date specified for redemption thereof by mailing notices of such redemption to the holders of the Third Series Preferred Stock to be redeemed. The notice of such redemption shall be mailed not less than fifteen (15) days prior to the date upon which the stock is to be redeemed to each holder of stock to be redeemed, at such holder’s address as it appears on the books of the Corporation. On and after the date fixed for such redemption, the holders of shares so called for redemption shall cease to be entitled to any further dividends, and the respective holders thereof shall have no right or interest thereon or therein, by reason of the ownership of such shares, except to receive the said redemption price, as a debt without interest, upon presentation and surrender of their certificates therefor.

                    (4)     The foregoing amendment of the Certificate of Incorporation was authorized by the unanimous vote of the Board of Directors of ACETO CORPORATION at a meeting duly called and held on the 10th day of December, 1985.

                    IN WITNESS WHEREOF, this Certificate has been subscribed this 11th day of December, 1985, by the undersigned who affirm the statements made herein are true under the penalties of perjury.

/s/ Seymour Mann
Seymour Mann, President

/s/ Arnold Frankel
Arnold Frankel, Secretary